Filed by Endo, Inc.

(Commission File No.: 333-280767)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Endo, Inc.

(Commission File No.: 333-280767)

The following press release was issued by Endo, Inc. (“Endo”) on May 7, 2025, in connection with the proposed business combination between Mallinckrodt plc (“Mallinckrodt”) and Endo:

Endo Reports First-Quarter 2025 Financial Results
and Reaffirms 2025 Financial Guidance

•	XIAFLEX® revenues grew 7% compared to first-quarter 2024

•	The Company reaffirms 2025 revenue guidance of $1,775 to $1,860 million and adjusted EBITDA guidance of $620 to $650 million

•	Combination with Mallinckrodt expected to close in second half of 2025

MALVERN, Pa., May 7, 2025 -- Endo, Inc. (“Endo” or the “Company”) (OTCQX: NDOI) today reported financial results for the first quarter ended March 31, 2025.

“As we advance Endo’s transformation with two major transactions announced in March, the Company remains focused on executing our growth drivers, as evidenced by strong XIAFLEX® performance in our Branded Pharmaceuticals business and the advancement of our Sterile Injectables pipeline,” said Scott Hirsch, Endo’s Interim CEO. “As a result of our first-quarter results, which met internal expectations across all segments, we are reaffirming our full-year 2025 earnings guidance.”

ENDO FIRST-QUARTER FINANCIAL PERFORMANCE

(in thousands)

	Successor (a)	Predecessor (a)
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024	% Change 2025 vs. 2024
Branded Pharmaceuticals	$209,491	$200,796	4%
Sterile Injectables	$71,271	$98,234	(27)%
Generic Pharmaceuticals	$99,084	$103,317	(4)%
International Pharmaceuticals	$12,987	$17,160	(24)%
Total Revenues, Net	$392,833	$419,507	(6)%
Net Loss	$(128,630)	$(154,230)	(17)%
Adjusted Net Income (b)	$23,780	$131,415	(82)%
Adjusted EBITDA (b)	$99,049	$146,302	(32)%

________________

(a)	Endo acquired substantially all of the assets of Endo International plc (“EIP”) on April 23, 2024, as contemplated by EIP’s plan of reorganization.

(b)	The information presented in the table above includes non-GAAP financial measures such as Adjusted Net Income and Adjusted EBITDA. Please refer to the “Supplemental Financial Information” section below for reconciliations of certain non-GAAP financial measures to the most directly comparable GAAP financial measures.

CONSOLIDATED RESULTS

Total revenues in first-quarter 2025 were $393 million, a decrease of 6% compared to $420 million in first-quarter 2024. This change was primarily attributable to competitive pressure across the Sterile Injectables and Generic Pharmaceuticals segments, partially offset by Branded Pharmaceuticals revenue growth.

Net Loss in first-quarter 2025 was $129 million, compared to $154 million in first-quarter 2024. This change was primarily due to decreased expenses related to the Chapter 11 reorganization process, partially offset by increased costs of revenues driven by non-cash amortization of inventory fair value adjustments and increased interest expense.

Adjusted EBITDA in first-quarter 2025 was $99 million, compared to $146 million in first-quarter 2024. This change was primarily driven by decreased revenues, lower adjusted gross margin due to changes in segment and product mix and investments in the Sterile Injectables manufacturing network, and additional investments in Sterile Injectables research and development.

Adjusted Net Income in first-quarter 2025 was $24 million, compared to $131 million in first-quarter 2024. This change was primarily due to the decrease in adjusted EBITDA coupled with an increase in interest expense.

SEGMENT RESULTS

Branded Pharmaceuticals segment revenues in first-quarter 2025 were $209 million, compared to $201 million in first-quarter 2024. This change was primarily due to XIAFLEX® revenue growth. XIAFLEX® revenues were $121 million in first-quarter 2025, an increase of 7% compared to $113 million in first-quarter 2024, primarily driven by volume growth.

Sterile Injectables segment revenues in first-quarter 2025 were $71 million, compared to $98 million in first-quarter 2024. This change was primarily driven by competitive pressure on VASOSTRICT® and ADRENALIN® vials. Additionally, during first-quarter 2025, the Company advanced its sterile injectables pipeline through increased adoption of the recently launched ADRENALIN® ready-to-use premixed bags and the completion of three FDA submissions.

Generic Pharmaceuticals segment revenues in first-quarter 2025 were $99 million, compared to $103 million in first-quarter 2024. This change was primarily attributable to competitive pressure on dexlansoprazole delayed-release capsules and several other products, partially offset by a 16% increase in revenues from lidocaine patch 5%.

International Pharmaceuticals segment revenues in first-quarter 2025 were $13 million, compared to $17 million in first-quarter 2024. This change was primarily attributable to the expiration of a license to distribute a product.

BALANCE SHEET AND LIQUIDITY

As of March 31, 2025, Endo had $370 million in unrestricted cash and cash equivalents compared to $387 million as of December 31, 2024. This change reflects the use of cash for interest expense, investment in working capital, taxes and expenses related to the previously announced corporate transactions.

RECENTLY ANNOUNCED TRANSACTIONS

Mallinckrodt and Endo Combination

On March 13, 2025, Endo and Mallinckrodt plc entered into a definitive agreement to create a global, scaled, diversified pharmaceutical industry leader. Under the terms of the agreement, Endo shareholders will receive a total of $80 million in cash (subject to possible adjustment) and will own 49.9% of the combined company. Mallinckrodt shareholders will own 50.1% of the combined company on a pro-forma basis.

The transaction is expected to close in the second half of 2025, subject to approval by shareholders of both companies, regulatory approvals and customary closing conditions. Mallinckrodt and Endo plan to combine their generic pharmaceuticals businesses and Endo's sterile injectables business after the transaction closes and to separate that business from the combined company at a later date. The planned separation would be subject to approval by the combined company's Board of Directors and other conditions.

International Pharmaceuticals Business Divestiture

On March 10, 2025, Endo entered into a definitive agreement to divest its International Pharmaceuticals business. The transaction is expected to close in mid-2025, pending regulatory approvals and customary closing conditions.

FINANCIAL GUIDANCE

Based on first-quarter 2025 results, Endo is reaffirming its previously provided financial guidance for the full year ending December 31, 2025. Guidance for the full year 2025 is based on Endo’s current views, beliefs, estimates and assumptions. It includes the International Pharmaceuticals business and will be updated following completion of the divestiture. It does not include any potential impact related to future tariffs and trade policy changes, which the Company is unable to predict at this time. All financial expectations provided by Endo are forward-looking, and actual results may differ materially from such expectations, as further discussed below under the heading “Cautionary Note Regarding Forward-Looking Statements.”

Current Outlook
($ in millions)
Total Revenues, Net	$1,775 - $1,860
Adjusted EBITDA	$620 - $650
Assumptions:
Segment Revenues:
Branded Pharmaceuticals	$895 - $920
Sterile Injectables	$360 - $395
Generic Pharmaceuticals	$450 - $475
International Pharmaceuticals	~$70
Adjusted Gross Margin as a Percentage of Total Revenues, Net	~64%
Adjusted Operating Expenses	$590 - $610

CONFERENCE CALL INFORMATION

Endo will host a conference call to discuss this press release today, May 7, 2025, at 8:30 a.m. ET.

The audio webcast may be accessed through the Investor Relations section of the Company’s website at investor.endo.com/events. To access the call through a conference line, participants may dial 800-836-8184 (U.S. and Canada toll-free) or 646-357-8785 (outside the U.S.). Participants are advised to join 10 minutes prior to the scheduled start time. A replay of the webcast will be available following the event.

FINANCIAL SCHEDULES

The following table presents unaudited Total Revenues, Net (dollars in thousands):

	Successor	Predecessor
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024	% Change 2025 vs. 2024
Specialty Products:
XIAFLEX®	$121,366	$113,049	7%
SUPPRELIN® LA	27,380	20,135	36%
Other Specialty (1)	11,583	15,219	(24)%
Total Specialty Products	$160,329	$148,403	8%
Established Products:
PERCOCET®	$21,986	$24,544	(10)%
TESTOPEL®	10,290	10,491	(2)%
Other Established (2)	16,886	17,358	(3)%
Total Established Products	$49,162	$52,393	(6)%
Total Branded Pharmaceuticals (3)	$209,491	$200,796	4%
Sterile Injectables:
ADRENALIN®	$14,051	$27,367	(49)%
VASOSTRICT®	8,286	26,953	(69)%
Other Sterile Injectables (4)	48,934	43,914	11%
Total Sterile Injectables (3)	$71,271	$98,234	(27)%
Total Generic Pharmaceuticals (5)	$99,084	$103,317	(4)%
Total International Pharmaceuticals (6)	$12,987	$17,160	(24)%
Total Revenues, Net	$392,833	$419,507	(6)%

________________

(1)	Products included within Other Specialty include, but are not limited to, AVEED®.

(2)	Products included within Other Established include, but are not limited to, EDEX®.

(3)	Individual products presented above represent the top two performing products for the periods presented and/or any product having revenues in excess of $25 million during the quarter.

(4)	Products included within Other Sterile Injectables include, but are not limited to, APLISOL®. No individual product within Other Sterile Injectables has exceeded 5% of consolidated total revenues for the periods presented.

(5)	The Generic Pharmaceuticals segment is comprised of a portfolio of products that are generic versions of branded products, are distributed primarily through the same wholesalers, generally have limited or no intellectual property protection and are sold within the U.S. During the Successor three months ended March 31, 2025 and the Predecessor three months ended March 31, 2024, Lidocaine patch 5% made up 9% and 7%, respectively, of consolidated revenues. Dexlansoprazole delayed release capsules, which launched in November 2022, made up 5% for the Predecessor three months ended March 31, 2024 of consolidated total revenues. No other individual product within the segment has exceeded 5% of consolidated total revenues for the periods presented.

(6)	No individual product within the International Pharmaceuticals segment accounted for more than 5% of consolidated total revenues for any of the periods presented.

The following table presents the unaudited Condensed Consolidated Statement of Operations (dollars in thousands):

	Successor	Predecessor
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
TOTAL REVENUES, NET	$392,833	$419,507
COSTS AND EXPENSES:
Cost of revenues	295,403	199,013
Selling, general and administrative	149,041	130,068
Research and development	31,634	25,902
Acquired in-process research and development	2,536	750
Litigation-related and other contingencies, net	320	—
Asset impairment charges	—	304
Acquisition-related and integration items, net	1,015	621
Interest expense, net	52,670	—
Reorganization items, net	—	203,046
Other expense (income), net	1,028	5,755
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX	$(140,814)	$(145,952)
INCOME TAX (BENEFIT) EXPENSE	(12,184)	7,882
(LOSS) INCOME FROM CONTINUING OPERATIONS	$(128,630)	$(153,834)
DISCONTINUED OPERATIONS, NET OF TAX	—	(396)
NET (LOSS) INCOME	$(128,630)	$(154,230)
NET (LOSS) INCOME PER SHARE—BASIC:
Continuing operations	$(1.69)	$(0.65)
Discontinued operations	—	(0.01)
Basic	$(1.69)	$(0.66)
NET (LOSS) INCOME PER SHARE—DILUTED:
Continuing operations	$(1.69)	$(0.65)
Discontinued operations	—	(0.01)
Diluted	$(1.69)	$(0.66)
WEIGHTED AVERAGE SHARES:
Basic	76,211	235,220
Diluted	76,211	235,220

The following table presents the unaudited Condensed Consolidated Balance Sheet (dollars in thousands):

	March 31, 2025	December 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$369,683	$387,247
Restricted cash and cash equivalents	91,913	89,183
Accounts receivable	394,877	415,924
Inventories, net	459,280	527,736
Assets held for sale	63,717	—
Other current assets	75,459	55,797
Total current assets	$1,454,929	$1,475,887
TOTAL NON-CURRENT ASSETS	2,736,120	2,877,014
TOTAL ASSETS	$4,191,049	$4,352,901
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses, including legal settlement accruals	$449,173	$476,827
Liabilities held for sale	4,863	—
Other current liabilities	37,749	38,166
Total current liabilities	$491,785	$514,993
LONG-TERM DEBT, LESS CURRENT PORTION, NET	2,420,747	2,422,721
OTHER LIABILITIES	152,294	162,849
SHAREHOLDERS’ EQUITY	1,126,223	1,252,338
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,191,049	$4,352,901

The following table presents the unaudited Condensed Consolidated Statement of Cash Flow data (dollars in thousands):

	Successor	Predecessor
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
OPERATING ACTIVITIES:
Net loss	$(128,630)	$(154,230)
Adjustments to reconcile Net loss to Net cash provided by operating activities	129,758	180,024
Net cash provided by operating activities	$1,128	$25,794
INVESTING ACTIVITIES:
Capital expenditures, excluding capitalized interest	(13,618)	(16,602)
Acquisitions, including in-process research and development, net of cash and restricted cash acquired	(1,036)	(750)
Proceeds from sale of business and other assets	2,102	1,565
Proceeds from the U.S. Government Agreement	632	5,324
Net cash used in investing activities	$(11,920)	$(10,463)
FINANCING ACTIVITIES:
Payments on borrowings, including certain adequate protection payments, net (a)	(3,750)	(152,343)
Other	(288)	(976)
Net cash used in financing activities	$(4,038)	$(153,319)
Effect of foreign exchange rate	(4)	(784)
NET DECREASE IN CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS	$(14,834)	$(138,772)
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, BEGINNING OF PERIOD	476,430	1,030,621
CASH, CASH EQUIVALENTS, RESTRICTED CASH AND RESTRICTED CASH EQUIVALENTS, END OF PERIOD	$461,596	$891,849

________________

(a)	Beginning during the third-quarter of 2022, Endo International plc (EIP) became obligated to make certain adequate protection payments as a result of its previously disclosed Chapter 11 proceedings.

SUPPLEMENTAL FINANCIAL INFORMATION

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), the Company provides certain financial information of Endo, Inc. in this release that are not prescribed by or prepared in accordance with GAAP. The Company utilizes these non-GAAP financial measures as supplements to financial measures determined in accordance with GAAP when evaluating operating performance and the Company believes that these measures will be used by certain investors to evaluate operating results. The Company believes that presenting these non-GAAP financial measures provides useful information about performance across reporting periods on a consistent basis by excluding certain items, which may be favorable or unfavorable, as more fully described in the reconciliation tables below.

Despite the importance of these measures to management in goal setting and performance measurement, the Company stresses that these are non-GAAP financial measures that have no standardized meaning prescribed by GAAP and, therefore, have limits in their usefulness to investors. Because of the non-standardized definitions, non-GAAP adjusted EBITDA and non-GAAP adjusted net income (unlike GAAP net income and its components) may differ from, and may not be comparable to, the calculation of similar measures of other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses performance.

These non-GAAP financial measures should not be viewed in isolation or as substitutes for, or superior to, financial measures calculated in accordance with GAAP. Investors are encouraged to review the reconciliations of the non-GAAP financial measures used in this press release to their most directly comparable GAAP financial measures. However, the Company does not provide reconciliations of projected non-GAAP financial measures to GAAP financial measures, nor does it provide comparable projected GAAP financial measures for such projected non-GAAP financial measures. The Company is unable to provide such reconciliations without unreasonable efforts due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that could be made for asset impairments, contingent consideration adjustments, legal settlements, gain / loss on extinguishment of debt, adjustments to inventory and other charges reflected in the reconciliation of historic numbers, the amounts of which could be significant.

The tables below provide reconciliations of certain of the non-GAAP financial measures included in this release to their most directly comparable GAAP metrics. Refer to the “Notes to the Reconciliations of GAAP and Non-GAAP Financial Measures” section below for additional details regarding the adjustments to the non-GAAP financial measures detailed throughout this Supplemental Financial Information section.

Reconciliation of Net Loss (GAAP) to EBITDA (non-GAAP) and Adjusted EBITDA (non-GAAP)

The following table provides a reconciliation of Net Loss (GAAP) to Adjusted EBITDA (non-GAAP) (in thousands):

	Successor	Predecessor (a)
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Net Loss (GAAP)	$(128,630)	$(154,230)
Income tax (benefit) expense, net	(12,184)	7,882
Interest expense, net	52,670	—
Depreciation and amortization (1)	76,473	74,527
EBITDA (non-GAAP)	$(11,671)	$(71,821)
Asset impairment charges (2)	—	304
Share-based compensation (1)	3,180	—
Acquisition & Divestitures (3)	107,232	621
Restructuring or similar transactions (4)	(1,409)	4,961
Reorganization items, net (5)	—	203,046
Other (6)	1,717	8,795
Discontinued Operations (8)	—	396
Adjusted EBITDA (non-GAAP)	$99,049	$146,302

________________

(a)      Certain prior period non-GAAP adjustments have been reclassified to conform to the current period presentation. Unless otherwise noted in the footnotes below, there have been no changes to the adjustment amounts.

Reconciliation of Net Loss (GAAP) to Adjusted Net Income (non-GAAP)

The following table provides a reconciliation of Endo’s Net Loss (GAAP) to Adjusted Net Income (non-GAAP) (in thousands):

	Successor	Predecessor (a)
	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Net Loss (GAAP)	$(128,630)	$(154,230)
Non-GAAP adjustments:
Asset impairment charges (2)	—	304
Acquisition & Divestitures (3)	169,830	62,529
Restructuring or similar transactions (4)	(1,409)	4,961
Reorganization items, net (5)	—	203,046
Other (6)	1,717	6,917
Tax adjustments (7)	(17,728)	7,492
Discontinued Operations (8)	—	396
Adjusted Net Income (non-GAAP)	$23,780	$131,415

________________

(a)	Certain prior period non-GAAP adjustments have been reclassified to conform to the current period presentation. Unless otherwise noted in the footnotes below, there have been no changes to the adjustment amounts.

Reconciliation of Select Other Adjusted Income Statement Data (non-GAAP)

The following tables provide detailed reconciliations of select other income statement data for Endo, Inc. between the GAAP and non-GAAP measure (in thousands):

	Three Months Ended March 31, 2025 (Successor)
	Cost of revenues	Gross profit (a)	Gross margin (a)	Total operating expenses (b)	Reorganization items, net	Other expense, net	Income tax (benefit) expense
Reported (GAAP)	$295,403	$97,430	24.8%	$184,546	$—	$1,028	$(12,184)
Items impacting comparability:
Acquisition & Divestitures (3)	(146,574)	146,574		(23,256)	—	—	—
Restructuring or similar transactions (4)	1,044	(1,044)		365	—	—	—
Other (6)	—	—		(690)	—	(1,028)	—
Tax adjustments (7)	—	—		—	—	—	17,728
Non-GAAP	$149,873	$242,960	61.8%	$160,965	$—	$—	$5,544

	Three Months Ended March 31, 2024 (Predecessor) (c)
	Cost of revenues	Gross profit (a)	Gross margin (a)	Total operating expenses (b)	Reorganization items, net	Other expense, net	Income tax expense
Reported (GAAP)	$199,013	$220,494	52.6%	$157,645	$203,046	$5,755	$7,882
Items impacting comparability:
Asset impairment charges (2)	—	—		(304)	—	—	—
Acquisition & Divestitures (3)	(61,908)	61,908		(621)	—	—	—
Restructuring or similar transactions (4)	(3,623)	3,623		(1,338)	—	—	—
Reorganization items, net (5)	—	—		—	(203,046)	—	—
Other (6)	(125)	125		(2,915)	—	(3,877)	—
Tax adjustments (7)	—	—		—	—	—	(7,492)
Non-GAAP	$133,357	$286,150	68.2%	$152,467	$—	$1,878	$390

________________

(a)	Gross profit is calculated as total revenues less cost of revenues. Gross margin is calculated as gross profit divided by total revenues. Adjusted gross profit is calculated as total revenues less adjusted cost of sales. Adjusted gross margin is calculated as adjusted gross profit divided by total revenues.

(b)	Total operating expenses is calculated as the total of: (i) Selling, general and administrative; (ii) Research and development; (iii) Acquired in-process research and development; (iv) Litigation-related and other contingencies, net; (v) Asset impairment charges; and (vi) Acquisition related and integration items, net.

(c)	Certain prior period non-GAAP adjustments have been reclassified to conform to the current period presentation. Unless otherwise noted in the footnotes below, there have been no changes to the adjustment amounts.

Notes to the Reconciliations of GAAP and Non-GAAP Financial Measures

Notes to certain line items included in the reconciliations of the GAAP financial measures to the non-GAAP financial measures are as follows:

(1)	Depreciation and amortization and Share-based compensation per the Adjusted EBITDA reconciliations do not include amounts reflected in other lines of the reconciliations, including amounts related to restructuring or other transactions.

(2)	To exclude property, plant and equipment impairment charges for the Predecessor three months ended March 31, 2024.

(3)	Adjustments for acquisitions and divestitures included the following (in thousands):

	Successor		Predecessor
	Three Months Ended March 31, 2025		Three Months Ended March 31, 2024
	Cost of revenues	Operating expenses	Cost of revenues	Operating expenses
Amortization of inventory step-up	$83,976	$—	$—	$—
Fair value of contingent consideration	—	1,015	—	621
Amortization of intangible assets (a)	62,598	—	61,908	—
Integration (b)	—	22,241	—	—
Total	$146,574	$23,256	$61,908	$621

________________

(a)	For the purposes of calculating Adjusted EBITDA (non-GAAP), amortization of intangible assets is excluded from the adjustments for acquisitions and divestitures as it is included as an adjustment to arrive at EBITDA (non-GAAP). Amortization of intangible assets is an adjustment included in the acquisitions and divestitures line item for the purposes calculating Adjusted Net Income (non-GAAP).

(b)	The Company has incurred certain transaction costs during the Successor three months ended March 31, 2025 in connection with the execution of the combination of Mallinckrodt and Endo.

(4)	Adjustments for Restructuring or similar transactions included the following (in thousands):

	Successor		Predecessor
	Three Months Ended March 31, 2025		Three Months Ended March 31, 2024
	Cost of revenues	Operating expenses	Cost of revenues	Operating expenses
Continuity and separation benefits	$(1,044)	$(365)	$3,623	$1,338
Total	$(1,044)	$(365)	$3,623	$1,338

(5)	Amounts relate to the net expense or income recognized during Endo International plc’s bankruptcy proceedings required to be presented as Reorganization items, net under Accounting Standards Codification Topic 852, Reorganizations.

(6)	The “Other” row included in the above reconciliation of Net (Loss) Income (GAAP) to Adjusted Net Income (non-GAAP) includes the following adjustments:

	Successor		Predecessor
	Three Months Ended March 31, 2025		Three Months Ended March 31, 2024
	Operating expenses	Other (Income)/ Expense	Cost of revenues	Operating expenses	Other (Income)/ Expense
Certain Legal Costs	$—	$—	$—	$2,069	$—
Legal Settlements	320	—	—	—	—
Foreign currency impact related to the re-measurement of intercompany debt instruments	—	958	—	—	(2,123)
Other	370	69	125	846	6,000
Total	$690	$1,027	$125	$2,915	$3,877

(7)	Adjusted income taxes are calculated by tax effecting adjusted pre-tax income and permanent book-tax differences at the applicable effective tax rate that will be determined by reference to statutory tax rates in the relevant jurisdictions in which Endo, Inc. operates or EIP operated. Adjusted income taxes include current and deferred income tax expense commensurate with the non-GAAP measure of profitability.

(8)	To exclude from the results of the Predecessor reported as discontinued operations. No portion of Endo, Inc.’s business is currently reported as a discontinued operation.

About Endo

Endo is a diversified pharmaceutical company boldly transforming insights into life-enhancing therapies. Our passionate team members collaborate to develop and deliver these essential medicines. Together, we are committed to helping everyone we serve live their best life. Learn more at www.endo.com or connect with us on LinkedIn.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Combination and Where to Find It

In connection with the proposed transaction, on April 23, 2025, Mallinckrodt filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, as amended by Amendment No. 1 filed on May 6, 2025, that includes a joint proxy statement of Mallinckrodt and Endo and that also constitutes a prospectus of Mallinckrodt ordinary shares. Each of Mallinckrodt and Endo may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Mallinckrodt or Endo may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of Mallinckrodt and Endo. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and joint proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about Mallinckrodt, Endo, and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Mallinckrodt are available free of charge on Mallinckrodt’s website at https://ir.mallinckrodt.com. Copies of the documents filed with the SEC by Endo are available free of charge on Endo’s website at https://investor.endo.com.

Participants in the Solicitation of Proxies

Mallinckrodt, Endo, and certain of their respective directors, executive officers, and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Mallinckrodt, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, which was filed with the SEC on April 15, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465924046964/tm242936-1_def14a.htm), including under the headings “Corporate Governance”, “Our Director Nominees,” “Board of Directors and Board Committees,” “Compensation of Non-Employee Directors,” “Executive Officers” “Compensation of Executive Officers,” “Pay Versus Performance,” “Security Ownership and Reporting,” “Equity Compensation Plan Information” and “Proposals 1(A) Through 1(E): Election of Directors”, (ii) Mallinckrodt’s Annual Report on Form 10-K for the fiscal year ended December 27, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001567892/000156789225000010/mnk-20241227.htm), including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Item 13. Certain Relationships and Related Transactions and Director Independence”, and (iii) to the extent holdings of Mallinckrodt’s securities by its directors or executive officers have changed since the amounts set forth in Mallinckrodt’s proxy statement for its 2024 Annual Meeting of Shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=0001567892&type=&dateb=&owner=only&count=40&search_text=).

Information about the directors and executive officers of Endo, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) the registration statement on Form S-4 that includes a joint proxy statement of Mallinckrodt and Endo, which was filed with the SEC on April 23, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925037968/tm2512254-1_s4.htm), as amended by Amendment No. 1, which was filed with the SEC on May 6, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1567892/000110465925045088/tm2512254-4_s4a.htm), (ii) Endo's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 13, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0002008861/000200886125000007/ndoi-20241231.htm), (iii) Endo’s registration statement on Form S-1, which was filed with the SEC on July 31, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/2008861/000119312524185328/d15705ds1a.htm), including under the headings “Management,” “Executive and Director Compensation of Endo International plc,” “Certain Relationships and Related Party Transactions,” and “Principal and Registering Stockholders” and (iv) to the extent holdings of Endo’s securities by its directors or executive officers have changed since the amounts set forth in Endo’s S-1 registration statement, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at EDGAR Search Results (https://www.sec.gov/cgi-bin/browse-edgar? action=getcompany&CIK=0002008861&type=&dateb=&owner=only&count=40&search_text=). Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read these materials carefully before making any voting or investment decisions. You may obtain free copies of these documents from Mallinckrodt or Endo using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements including, but not limited to the statements by Mr. Hirsch and any statements relating to financial guidance, expectations, plans or projections, supply disruptions, pipeline development or realignment, product launches and submissions, strategic priorities, the announced combination with Mallinckrodt and the potential separation of the generics and sterile injectables businesses, improving performance, revenue growth, competition, demand and any other statements that refer to expected, estimated, predicted or anticipated future results or that do not relate solely to historical facts. Statements including words such as "believes," "expects," "anticipates," "intends," "estimates," "plan," "will," "may," "look forward," "intends," "guidance," "future," “potential” or similar expressions are examples of forward-looking statements. Because these statements reflect Endo’s current views, expectations and beliefs concerning future events, they involve risks and uncertainties, some of which Endo may not currently be able to predict. Although Endo believes that these forward-looking statements and other information are based upon reasonable assumptions and expectations, readers should not place undue reliance on these or any other forward-looking statements and information. Actual results may differ materially and adversely from current expectations based on a number of factors, including, among other things, the following: with respect to the announced combination with Mallinckrodt and the potential separation of the generics and sterile injectables businesses, necessary governmental and regulatory approvals, satisfaction of closing conditions and shareholder approval; changes in competitive, market or regulatory conditions; changes in legislation or regulations; global political changes, including those related to the new U.S. presidential administration; our use of artificial intelligence and data science; the ability to obtain and maintain adequate protection for intellectual property rights; the impacts of competition such as those related to XIAFLEX®; the timing and uncertainty of the results of both the research and development and regulatory processes; health care and cost containment reforms, including government pricing, tax and reimbursement policies; litigation; the performance including the approval, introduction and consumer and physician acceptance of current and new products; the performance of third parties upon whom we rely for goods and services; issues associated with our supply chain; our ability to develop and expand our product pipeline and to launch new products and to continue to develop the market for XIAFLEX® and other branded, sterile injectable or generic products; the effectiveness of advertising and other promotional campaigns; and the timely and successful implementation of business development opportunities and/or any other strategic priorities. Endo assumes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws. Additional information concerning risk factors, including those referenced above, can be found in press releases issued by Endo and in Endo’s public filings with the U.S. Securities and Exchange Commission, including the discussion under the heading “Risk Factors” in Endo’s most recent Form 10-K and Form 10-Q.

Copies of the Company's press releases and additional information about the Company are available at www.endo.com or you can contact the Company's Investor Relations Department at investor.relations@endo.com.

Contacts:

Media:	Investors:
Linda Huss	Juan Avendano
media.relations@endo.com	investor.relations@endo.com

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